UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008
Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 25, 2010

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments, at fair value:
Investments in mutual funds	$5,862,501	$4,321,865
Investment in common/collective trust	4,906,609	4,398,537
Interest in Master Trust	571,730	284,822

Total investments	11,340,840	9,005,224

Receivables:
Employer contributions	32,500	29,975
Employee contributions	32,500	29,975

Net assets, at fair value	11,405,840	9,065,174

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(106,072)	57,503

Net assets available for benefits	$11,299,768	$9,122,677

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Additions:
Interest and dividends	$234,169	$387,607
Net realized and unrealized appreciation (depreciation) of mutual funds	1,165,840	(2,260,773)
Net investment income (loss) in the Master Trust	341,768	(356,926)

Net investment income (loss)	1,741,777	(2,230,092)

Contributions:
Employee	1,025,888	1,101,895
Employer	375,443	366,388
Rollover	12,692	66,640

Total contributions	1,414,023	1,534,923

Total additions (reductions)	3,155,800	(695,169)

Deductions:
Withdrawals by participants	(975,899)	(1,178,387)
Administrative expenses	(2,810)	(3,399)

Total deductions	(978,709)	(1,181,786)

Net increase (decrease) in net assets available for benefits	2,177,091	(1,876,955)
Net assets available for benefits at beginning of year	9,122,677	10,999,632

Net assets available for benefits at end of year	$11,299,768	$9,122,677

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
1. Description of the Plan
The following description of the Big Ridge, Inc. (Big Ridge, the Company, or the Employer) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. Big Ridge is an indirect, wholly owned subsidiary of Peabody Energy Corporation (Peabody). The Plan’s administrator or sponsor is Peabody Holding Company, LLC (the Plan Administrator or the Plan Sponsor).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the International Brotherhood of Boilermakers are eligible for participation on the date of their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Master Trust. See Note 2 for additional details related to the Master Trust. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Additionally, eligible participants may elect to contribute $125, $150, or $175 of their monthly Wage Incentive Program (WIP) payment on a pre-tax basis. The Employer makes matching contributions equal to 100% of eligible WIP contributions that participants make to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans. The Company may contribute a discretionary amount to the accounts of qualifying participants, as defined in the Plan.
Participants direct the investment of employee and employer matching and employer discretionary contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).
In the calendar year that a participant is age 50 or older, and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Vesting
Participants are vested immediately in their own contributions, employer discretionary contributions, employer matching contributions, and the actual earnings thereon.
Participant Loans
The Plan does not offer participant loans.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts will remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping, audit and trustee fees, are paid by the Company. Participants are required to pay for certain miscellaneous transaction fees.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented
In September 2006, the Financial Accounting Standards Board (FASB) issued an accounting standard which establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The standard applies under accounting pronouncements that require or permit fair value measurements, but the standard does not require any new fair value measurements. The Plan Sponsor adopted the required standard on a prospective basis on January 1, 2008 and it did not have a material impact on the financial statements of the Plan. In October 2008, the FASB issued additional guidance which clarified the application of the standard in an inactive market and demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. This guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of the standard did not impact the Plan Sponsor’s determination of fair value for financial assets.
In April 2009, the FASB issued FASB Staff position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclose requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosers regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued accounting guidance that requires new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair-value measurements and a description of the reasons for the transfers. In addition, the guidance requires new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The new disclosure requirements will be effective for annual periods beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Plan). While the adoption of the guidance will impact the Plan’s disclosures, it will not affect its statements of net assets available for benefits and the related statements of changes in net assets available for benefits.
Valuation of Investments
The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.
Fully Benefit-Responsive Investment Contracts
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Interest in Master Trust
Effective October 29, 2008, the Master Trust Agreement for the Peabody Energy Stock Fund and the Patriot Coal Corporation Stock Fund (the Master Trust) was established to hold investments in the Peabody Energy Stock Fund and the Patriot Coal Stock Fund for this Plan as well as Peabody’s two other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan. The Plan’s investment in the Patriot Coal Stock Fund was zero as of December 31, 2009 and 2008, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain amounts in prior periods have been reclassified to conform with the current year presentation, with no effect on previously reported results.
Payment of Benefits
Benefit distributions are recorded when paid.
3. Fair Value Measurements
The Plan Sponsor uses a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for the identical assets or liabilities; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, primarily fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs form the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
The following tables set forth the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2009
	Level 1	Level 2	Total

Equity mutual funds	$3,734,269	$—	$3,734,269
Fixed income mutual funds	848,573	—	848,573
Target retirement mutual funds	1,279,659	—	1,279,659
Fixed income common/collective trust	—	4,906,609	4,906,609
Peabody Energy Stock Fund (1)	571,730	—	571,730

Total assets at fair value	$6,434,231	$4,906,609	$11,340,840

	December 31, 2008
	Level 1	Level 2	Total

Equity mutual funds	$2,677,439	$—	$2,677,439
Fixed income mutual funds	847,877	—	847,877
Target retirement mutual funds	796,549	—	796,549
Fixed income common/collective trust	—	4,398,537	4,398,537
Peabody Energy Stock Fund (1)	284,822	—	284,822

Total assets at fair value	$4,606,687	$4,398,537	$9,005,224

(1)	Interest in Master Trust

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
4. Investments
The following table presents investment information for the Master Trust:

	Years Ended December 31,
	2009	2008

Investments, at fair value:

Peabody Energy Stock Fund	$64,602,794	$31,269,131

Plan’s interest in Master Trust	1%	1%

Master Trust net investment income (loss):

Dividend income	$377,150	$177,780
Net appreciation (depreciation) of common stock	33,994,621	(42,357,524)

Net investment income (loss)	$34,371,771	$(42,179,744)

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2009	2008
Mutual funds:
T. Rowe Price Mid-Cap Growth Fund	$863,275	$557,433
Vanguard Total Bond Market Index Fund	779,871	756,579
Vanguard 500 Index Fund	731,675	571,688
Vanguard International Growth Fund	685,967	491,085
Harbor Capital Appreciation Fund	613,664	434,421	*
Common/collective trust:
Vanguard Retirement Savings Trust	4,906,609	4,398,537

*	This investment did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$11,299,768	$9,122,677

Adjustment from contract value to fair value for fully benefit-responsive contracts	106,072	(57,503)

Net assets available for benefits per the Form 5500	$11,405,840	$9,065,174

6. Related Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions. Effective December 31, 2008, the Plan no longer invests in Patriot Stock through the Patriot Coal Stock Fund.
7. Income Tax Status
Effective July 1, 2007, the Plan was amended and restated subsequent to the IRS opinion letter dated August 22, 2001 and the non-standardized prototype plan was replaced with an individually-designed plan. The Plan applied for a new determination letter in April 2010. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

					(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost(1)	Value

	T. Rowe Price Mid-Cap Growth Fund	18,178	shares of mutual fund		$863,275
*	Vanguard Total Bond Market Index Fund	75,350	shares of mutual fund		779,871
*	Vanguard 500 Index Fund	7,126	shares of mutual fund		731,675
*	Vanguard International Growth Fund	40,375	shares of mutual fund		685,967
	Harbor Capital Appreciation Fund	18,613	shares of mutual fund		613,664
*	Vanguard Windsor II Fund	9,992	shares of mutual fund		236,616
	T. Rowe Price Small-Cap Stock Fund	6,202	shares of mutual fund		167,092
*	Vanguard Explorer Fund	1,959	shares of mutual fund		112,250
*	Vanguard REIT Index Fund	7,163	shares of mutual fund		106,295
*	Vanguard High-Yield Corporate Fund	10,386	shares of mutual fund		56,810
*	Vanguard PRIMECAP Fund	908	shares of mutual fund		53,947
*	Vanguard Small-Cap Index Fund	1,134	shares of mutual fund		31,175
	Lazard U.S. Small Cap Equity Value Portfolio	1,849	shares of mutual fund		21,824
*	Vanguard Developed Markets Index Fund	2,250	shares of mutual fund		21,446
*	Vanguard Emerging Markets Stock Index Fund	792	shares of mutual fund		20,528
*	Vanguard Total Stock Market Index Fund	731	shares of mutual fund		20,059
	MSIFT U.S. Small Cap Value Portfolio	684	shares of mutual fund		14,195
*	Vanguard Extended Market Index Fund	402	shares of mutual fund		13,148
	Baron Asset Fund	164	shares of mutual fund		7,590
	Sound Shore Fund	255	shares of mutual fund		7,274
*	Vanguard International Value Fund	204	shares of mutual fund		6,249
*	Vanguard GNMA Fund	545	shares of mutual fund		5,801
*	Vanguard Long-Term Treasury Fund	530	shares of mutual fund		5,774
*	Vanguard Long-Term Bond Index Fund	27	shares of mutual fund		317
*	Vanguard Target Retirement 2005 Fund	619	shares of mutual fund		6,794
*	Vanguard Target Retirement 2010 Fund	4,104	shares of mutual fund		84,216
*	Vanguard Target Retirement 2015 Fund	15,814	shares of mutual fund		178,854
*	Vanguard Target Retirement 2020 Fund	19,014	shares of mutual fund		379,511
*	Vanguard Target Retirement 2025 Fund	8,703	shares of mutual fund		98,520

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2009

					(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost(1)	Value

*	Vanguard Target Retirement 2030 Fund	1,713	shares of mutual fund		33,084
*	Vanguard Target Retirement 2035 Fund	10,212	shares of mutual fund		118,663
*	Vanguard Target Retirement 2040 Fund	8,750	shares of mutual fund		166,691
*	Vanguard Target Retirement 2045 Fund	9,060	shares of mutual fund		108,906
*	Vanguard Target Retirement 2050 Fund	5,464	shares of mutual fund		104,420
*	Vanguard Retirement Savings Trust	4,800,537	units of common/collective trust		4,906,609

					$10,769,110

*	Denotes party-in-interest

(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Date: June 25, 2010	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.